UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

                         -------------------------------

                 Name: The AllianceBernstein Pooling Portfolios

                      Address of Principal Business Office:

                           1345 Avenue of the Americas
                            New York, New York 10105
                        Telephone Number: (212) 969-2155

                Name and address of agent for service of process:

                                Andrew L. Gangolf
                      c/o Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes |X}                  No |_|

                                   SIGNATURES

     A copy of the Agreement and Declaration of Trust of The AllianceBernstein Pooling Portfolios is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 15th day of November, 2004.


                                       THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS


      [SEAL]                           By: /s/ Marc O. Mayer
                                           ----------------------
                                           Marc O. Mayer
                                           President

Attest: /s/ Andrew L. Gangolf
        ---------------------
        Andrew L. Gangolf
        Assistant Secretary


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